Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated September 24, 2009 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Rights to Purchase Preferred Stock)

of

PARALLEL PETROLEUM CORPORATION

at

$3.15 NET PER SHARE

by

PLLL ACQUISITION CO.,

a wholly owned subsidiary of

PLLL HOLDINGS, LLC

PLLL Acquisition Co., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of PLLL Holdings, LLC, a Delaware limited liability company (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Parallel Petroleum Corporation, a Delaware corporation (the “Company”), including the associated rights to purchase preferred stock (collectively, the “Shares”), at a price of $3.15 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Disbursing Agent”) will not be charged brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase by the Purchaser of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. The Purchaser will pay all charges and expenses of the Disbursing Agent and Laurel Hill Advisory Group, which is acting as the information agent (the “Information Agent”), incurred in connection with the Offer. Following the consummation of the Offer, the Purchaser intends to effect the merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, OCTOBER 22, 2009 UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the Expiration Date (as defined below) of the Offer a number of Shares that represents at least a majority of the then outstanding Shares, and (ii) the waiting period, if required, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 15, 2009 (the “Merger Agreement”), by and among Parent, the Purchaser and the Company. The purpose of the Offer is for Parent, through the Purchaser, to acquire a majority voting interest in the Company as the first step in acquiring the entire equity interest in the Company. The Merger Agreement provides that, among other things, the Purchaser will make the Offer and, after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with relevant provisions of the Delaware General Corporation Law (the “DGCL”), the Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent or the Company or any of their respective wholly-owned subsidiaries, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters’ rights under the DGCL, if available) will be converted into the right to receive $3.15 in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”). The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

The Board of Directors of the Company unanimously (i) has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, (ii) has adopted resolutions approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommends that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by law, adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Disbursing Agent of the Purchaser’s acceptance of such Shares for payment pursuant to the Offer. In all cases, on the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the Offer Price with the Disbursing Agent, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting such payment to tendering stockholders. Under no circumstances will interest on the Offer Price of Shares be paid by the Purchaser, regardless of any extension of the Offer or any delay in making any payment. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after the timely receipt by the Disbursing Agent of (i) certificates for such Shares or timely confirmation of a book-entry transfer of such Shares into the Disbursing Agent’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with all required signature guarantees or, in the case of book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal.

The term “Expiration Date” means 12:00 midnight, New York City time, on Thursday, October 22, 2009, unless the Purchaser shall have extended the period of time for which the Offer is open in accordance with the Merger Agreement and applicable rules and regulations, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

Subject to the terms of the Merger Agreement, the Purchaser may, without the consent of the Company, (i) extend the Offer beyond the scheduled Expiration Date (but not beyond December 31, 2009) for one or more periods of ten business days each if any of the conditions to its obligation to accept for payment and to pay for the Shares shall not be satisfied or, to the extent permitted by the Merger Agreement, waived, or (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff applicable to the Offer. During any such extension, all Shares previously tendered will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares. The Purchaser may, and at the request of the Company shall, subject to the terms of the Merger

Agreement, provide a subsequent offering period in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), following the Expiration Date. A subsequent offering period is an additional period of time up to an aggregate of 20 business days in length, beginning after the Purchaser purchases Shares tendered in the Offer, during which time stockholders may tender, but not withdraw, their Shares and receive the Offer Price. Under the Exchange Act, no withdrawal rights apply to Shares tendered during a subsequent offering period, and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment.

Any extension of the period during which the Offer is open will be followed, as promptly as practicable, by public announcement thereof, such announcement to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time after November 22, 2009. Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. For a withdrawal of Shares tendered pursuant to the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Disbursing Agent at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Disbursing Agent, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Disbursing Agent and, unless such Shares have been tendered for the account of an Eligible Institution (as defined in the Offer to Purchase), the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding on all parties.

The receipt by a stockholder of the Company of cash for Shares pursuant to the Offer and the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Generally, for U.S. federal income tax purposes, a U.S. stockholder tendering Shares in the Offer will recognize gain or loss equal to the difference between the amount of cash received by the stockholder in the Offer or the Merger and the stockholder’s adjusted tax basis in the Shares purchased in the Offer or converted into cash pursuant to the Merger. If Shares that are tendered are held by a tendering U.S. stockholder as capital assets, gain or loss recognized by such stockholder will be capital gain or loss, which will be long-term capital gain or loss if such stockholder’s holding period for such Shares exceeds one year. All stockholders are urged to consult their own tax advisors as to the particular tax consequences to them of the Offer and the Merger.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided to the Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or the Dealer Manager at its address and telephone number set forth below and will be furnished promptly at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

100 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call Collect: 917-338-3181

All Others Please Call Toll-Free: 888-742-1305

The Dealer Manager for the Offer is:

Three World Financial Center

200 Vesey Street, 9th Floor

New York, NY 10281

(212) 437-1272 (Call Direct) or (877) 652-8914 (Toll Free)

Date: September 24, 2009

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